Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Three Months Ended March 31,	Twelve Months Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations attributable to common shareholders	$(7,483)	$328,110	$324,688	$236,839	$259,871	$286,512
Income taxes	(4,645)	183,604	160,869	138,551	95,231	144,673
Fixed charges	58,228	246,462	248,664	241,807	224,760	213,801
Total earnings	$46,100	$758,176	$734,221	$617,197	$579,862	$644,986

Fixed Charges:
Interest expense	$56,967	$241,995	$244,174	$237,766	$220,223	$209,624
Estimated interest portion of annual rents	1,261	4,467	4,490	4,041	4,537	4,177
Total fixed charges	$58,228	$246,462	$248,664	$241,807	$224,760	$213,801

Ratio of Earnings to Fixed Charges (rounded down)	0.79	3.07	2.95	2.55	2.57	3.01